Exhibit 99.1

For immediate release Chennai, India

DETAILS OF EARNING CALL	October 27, 2025| 8:30 AM ET | 06:00 PM IST

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On the call: Mr. Raju Vegesna, Chairman of the Board and Mr. M P Vijay Kumar, Executive Director & Group CFO

Live webcast: https://www.webcaster4.com/Webcast/Page/2184/53133

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Replay is available until Nov 03, 2025.

Sify reports Consolidated Financial Results for Q2 FY 2025-26

Revenues of INR 10,533 Million. EBITDA of INR 2,361 Million.

Loss for the period INR 275 Million.

HIGHLIGHTS

•	Revenue was INR 10,533 Million, an increase of 3% over the same quarter last year.

•	EBITDA was INR 2,361 Million, an increase of 20% over the same quarter last year.

•	Loss before tax was INR 194 Million. Loss after tax was INR 275 Million.

•	CAPEX during the quarter was INR 3,064 Million.

MANAGEMENT COMMENTARY

Mr. Raju Vegesna, Chairman, said, “India’s digital transformation is entering a decisive phase, redefining its role in the global technology ecosystem. The acceleration in cloud adoption, AI integration, and data center expansion underscores India’s emergence as the next hub for digital infrastructure.

At Sify, our focus remains on aligning with this momentum through sustained investments in hyperscale data centers, robust network expansion, and AI-ready digital platforms. These initiatives are strengthening our position as a trusted enabler of enterprise transformation across both public and private sectors.

We believe the next decade will see India set global benchmarks in digital innovation. Sify will continue to play a pivotal role in powering this journey — building the infrastructure and platforms that will drive the country’s growth in the AI-led economy.”

Mr. M P Vijay Kumar, ED & Group CFO, said, “We remain steadfast in our commitment to fiscal discipline while continuing to invest strategically for long-term growth. The current phase of expansion across our data center, network, and digital platforms reflects deliberate choices to build future-ready capabilities. The Network and Data Center businesses are scaling as per plan. The loss in our IT services business represents our continued investment to prepare ourselves for the opportunity ahead.

Our liquidity position remains robust, underpinned by prudent cash flow management and operational efficiency. As we move ahead, our focus will be on sustaining agility in financial planning, embedding accountability and sustainability into every decision, and driving enduring value creation for all stakeholders.

The cash balance at the end of the quarter was INR 4,149 Million”.

BUSINESS HIGHLIGHTS

•	The Revenue split between the businesses for the quarter was Network services 41%, Data Center services 39% and Digital services 20%.

•	During the quarter, Sify commissioned 3 MW of additional Data Center capacity.

•	As of Sep 30, 2025 Sify provides services via 1196 fibre nodes across the country, a 12% increase over same quarter last year.

•	As on Sep 30, Sify has deployed 9992 contracted SDWAN service points across the country.

CUSTOMER ENGAGEMENTS

Among the most prominent new contracts during the quarter were the following:

Network Services

•	A global software major, the GCC of an international bank, an NBFS, a microfinancing company and a private health insurance player signed up for interconnects to our cloud platform.

•	An International and Indian bank, a real estate player, an industry component manufacturer and a private broking firm have signed up for data center interconnection.

•	The national flag carrier, the clearing arm of the Central Bank, a small finance bank and an ITeS player contracted for SDWAN services.

•	An Insurance major contracted for international and terrestrial MPLS connectivity.

•	An international investment banking major, multiple public and private banks, the clearing arm of the Central Bank, a stock exchange, and a new age investment platform contracted for WAN services.

Data Center Services

•	A pioneer in the online share trading industry moved their DR from the competition to Sify data center.

•	An ICT startup, a FMCG major and a retail player moved from their on-premise DC to Sify DC.

•

One of the largest national banks contracted to expand their engagement with Sify with the deployment of NVIDIA GPU H200. Other expansion contracts included a homegrown applications major and state government-run rural banking platform.

•	One of the oldest national banks contracted for disaster recovery services.

Digital services

•	An international logistics major contracted to migrate their SAP workload to Sify’s Cloud platform.

•

An AI/ML startup enabling financial inclusion, an IOT startup, multiple players from the health and digital imaging industry, NBFC, Smart metering and Medical Applications contracted for greenfield cloud implementation.

•	Two health care service providers and a homegrown supplier of intermediates for global Agrochemical, Pharmaceutical and Fine Chemical industries signed up for DRaaS, PaaS and IaaS services.

•	A global insurance player, a business intelligence solutions provider and a new generation data security player signed up to commission private clouds at their data centers

•	The parent organisation that moderates all digital payments across the country and a prominent private financial services players signed up for managed services.

•	Multiple private banks signed up to implement Security Operations Center on their premises.

•	A private IOT player tasked with the digital transformation of the power industry has contracted its IoT commission under the Smart City program to Sify.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS

(In INR millions)

Description	Quarter ended Sep 2025	Quarter ended Sep 2024	Quarter ended June 2025

Revenue	10,533	10,275	10,723
Cost of Sales	(6,294)	(6,362)	(6,574)
Gross Profit	4,239	3,913	4,149
Other Operating Income	81	135	85
Selling, General and Administrative Expenses	(1,871)	(1,945)	(2,018)
Depreciation and Amortisation expense	(1,740)	(1,323)	(1,679)
Operating Profit	709	780	537
Investment Income	16	2	-
Impairment loss on Investment	(4)	-	(22)
Profit before financing and income taxes	721	782	515
Finance income	-	-	1
Interest expenses on borrowings and lease liabilities	(914)	(641)	(837)
Interest expenses on pension liabilities	(1)	(1)	(1)
Profit/(Loss) before income taxes	(194)	140	(322)

Income Tax Expense	(81)	(38)	(67)

Profit/(Loss) for the period	(275)	102	(389)

Profit attributable to:
Reconciliation with Non-GAAP measure

Profit/(Loss) for the period	(275)	102	(389)
Add:
Depreciation and Amortisation expense	1,740	1,323	1,679
Net Finance Expenses	841	534	765
Income tax expense	81	38	67
Less:
Other Income (including exchange gain/loss)	26	34	11

EBITDA	2,361	1,963	2,111

Segment Reporting:

(In INR millions)

Particulars	Quarter ended September 2025				Quarter ended September 2024
	Network Services	Data Center Services	Digital Services	Total	Network Services	Data Center Services	Digital Services	Total
	(A)	(B)	( C)	(D)= (A)+(B)+(C)	(A)	(B)	( C)	(D)= (A)+(B)+(C)
External customers Revenue	4,280	4,150	2,103	10,533	3,679	3,334	3,262	10,275
Intersegment Revenue	-	22	55	77	-	22	55	77
Operating Expense	(3,427)	(2,248)	(2,428)	(8,103)	(3,406)	(1,708)	(3,171)	(8,285)
Intersegment Expense	(63)	-	(14)	(77)	(63)	-	(14)	(77)
Segment Result	790	1,924	(284)	2,430	210	1,648	132	1,990
Unallocated Expense:
Support Service Unit Costs				(62)				(22)
Depreciation and Amortisation				(1,740)				(1,323)
Other income / (expense), net				93				137
Finance Income				-				-
Finance Expense				(915)				(642)
Profit / (loss) before tax				(194)				140
Income taxes (expense) / benefit				(81)				(38)
Profit / (loss) for the period				(275)				102

Equity and Debt:

(In INR millions)

Particulars	Quarter ended Sep 2025	Quarter ended Sep 2024	Quarter ended June 2025
EQUITY	16,116	17,627	16,339
BORROWINGS
Long term	26,729	26,905	25,391
Short term	7,823	7,719	8,791
Less: Cash Balance	4,149	7,574	3,861
Net debt	30,403	27,050	30,321

About Sify Technologies

A multiple times award winner of the Golden Peacock from Institute of Directors for Corporate Governance, Sify Technologies is India’s most comprehensive ICT service & solution provider. With Cloud at the core of our solutions portfolio, Sify is focussed on the changing ICT requirements of the emerging Digital economy and the resultant demands from large, mid and small-sized businesses.

Sify’s infrastructure comprising state-of-the-art Data Centers, the largest MPLS network, partnership with global technology majors and deep expertise in business transformation solutions modelled on the cloud, make it the first choice of start-ups, SMEs and even large Enterprises on the verge of a revamp.

More than 10000 businesses across multiple verticals have taken advantage of our unassailable trinity of Data Centers, Networks and Digital services and conduct their business seamlessly from more than 1700 cities in India. Internationally, Sify has presence across North America, the United Kingdom and Singapore. Sify, www.sify.com, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited.

Non-IFRS Measures

This press release contains a financial measure not prepared in accordance with IFRS. In particular, EBITDA is referred to as “non-IFRS” measure. The non-IFRS financial measure we use may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the reconciliation provided in the table labelled Financial Highlights for more information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and our financial results calculated in accordance with IFRS and reconciliation to those financial statements should be carefully evaluated.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2025, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Praveen Krishna Investor Relations & Public Relations +91 9840926523 praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Luri Group Lucia Domville 646.824.2856 lucia.domville@lurigroup.com